SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                         For the month of November 2002

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                            Abbey House, Baker Street
                             London NW1 6XL, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F....X.... Form 40-F.......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes....... No...X....

                          ABBEY NATIONAL BOARD CHANGES

Abbey National announces today that Andrew Pople, Managing Director, Retail Banking, has resigned from the company, with effect from 13 December 2002. He will step down from the Board with immediate effect.

As announced in the Group's Pre-Close Statement on 27 November 2002, the Group is being restructured. Until the new organisational structure has been finalised, John Berry, Deputy Managing Director, Retail Banking, will take over Mr Pople's responsibilities.

Luqman Arnold, Group Chief Executive, said: "As head of the Retail Bank, Andrew has revitalised the branch network, pushed ahead into new markets, and made real innovations in the way the business is managed. I have only worked with him for a very short time, and am sorry he will not be part of the new organisation going forward. He leaves the company with all our best wishes."

Andrew Pople said: "I have had a stimulating and challenging time since I joined Abbey National in 1988. I am completely supportive of the new direction of the organisation, but after much thought I have decided that after six years running the Retail Bank I am ready to seek a fresh direction outside the Group. Abbey National is a terrific brand and a great business, and I wish all my colleagues well in the next phase of its development."

Ends
Notes to editors:

A biography of Andrew Pople is available at www.abbeynational.com. Photographs of Abbey National Board Directors can be found at www.newscast.co.uk


Enquiries to:

Thomas Coops
Director of Corporate Affairs
020 7756 5536
thomas.coops@abbeynational.co.uk

Jon Burgess
Head of Investor Relations
020 7756 4182
jonathan.burgess@abbeynational.co.uk

Christina Mills
Head of Media Relations
020 7756 4212
christina.mills@abbeynational.co.uk

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ABBEY NATIONAL plc


Date: 28 Nov 2002                           By /s/ Jonathan Burgess
                                               -----------------------------
                                               Jonathan Burgess
                                               Head of Investor Relations